BROOKFIELD PROPERTIES CORPORATION
(Incorporated under the laws of Canada)
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of Shareholders (the “Meeting”) of Brookfield Properties Corporation (“Brookfield Properties”) will be held on Thursday, April 24, 2008 in New York City at Three World Financial Center at 10:00 a.m. (e.s.t.) for the following purposes:
1.	to receive the annual report to shareholders, including the consolidated financial statements for the fiscal year ended December 31, 2007, together with the report of the auditors thereon;
2.	to consider and, if deemed advisable, to approve, a special resolution authorizing an amendment to the articles of Brookfield Properties to decrease the number of directors from 13 to 12;
3.	to consider and, if deemed advisable, to approve, a resolution to increase the number of shares authorized for issuance pursuant to Brookfield Properties’ Share Option Plan, as described in the attached circular;
4.	to elect directors for the ensuing year;
5.	to appoint auditors and to authorize the directors to fix the remuneration to be paid to the auditors; and
6.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.
The attached circular provides additional information relating to the matters to be dealt with at the Meeting and is incorporated into and forms part of this notice.
If you are unable to attend the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy in the envelope provided for that purpose, so as to arrive not later than the close of business on Monday, April 21, 2008 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting, as follows:

If via mail:	If via facsimile:	If via courier or hand:

CIBC Mellon Trust Company	(416) 368-2502	CIBC Mellon Trust Company
P.O. Box 721		320 Bay Street
Agincourt, Ontario M1S 0A1		Banking Hall Level
Toronto, Ontario M5H 4A6

By Order of the Board of Directors

Brett M. Fox
Corporate Counsel and Secretary
Toronto, Canada
March 17, 2008